SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of November, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: 2012 Provisional Dividend Calendar

10 November 2011

Aviva plc - Provisional 2012 Dividend Details

Please note that the dates below are provisional and may be subject to change.

Ordinary Shares of 25 pence each

Final Dividend for 2011
Ex-Dividend date	21 March 2012
Record date	23 March 2012
Dividend payment date	17 May 2012

Interim Dividend for 2012
Ex-Dividend date	19 September 2012
Record date	21 September 2012
Dividend payment date	16 November 2012

Preference Shares

8 ⅜ % pref. shares - Payment 1
Ex dividend date	01 February 2012
Record Date	03 February 2012
1st Payment Date	31 March 2012

8 ¾ % pref. shares - Payment 1
Ex dividend date	02 May 2012
Record Date	04 May 2012
1st Payment Date	30 June 2012

8 ⅜ % pref. shares - Payment 2
Ex dividend date	8 August 2012
Record Date	10 August 2012
2nd Payment Date	30 September 2012

8 ¾ % pref. shares - Payment 2
Ex dividend date	07 November 2012
Record Date	09 November 2012
2nd Payment Date	31 December 2012

Enquiries:

Liz Nicholls - Assistant Company Secretary
Tel: 020 7662 8358

Russell Tullo -Deputy Group Company Secretary
Tel:  020 7662 0519

Aviva plc
St Helen's, 1 Undershaft
London EC3P 3DQ

Registered in England
Number 2468686

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 10 November, 2011
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary